UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8F
APPLICATION PURSUANT TO SECTION 8(F)
OF THE INVESTMENT COMPANY OF 1940 (“ACT”)
AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐ Merger

☑ Liquidation

☐ Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Scottish Widows Investment Partnership Trust

3.	Securities and Exchange Commission File No.: 811-21909

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application ☑ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Two Avenue de Lafayette, 6th Floor Boston, MA 02111

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Julie Tedesco State Street Bank and Trust Company 4 Copley Place, 5th Fl. Mailstop: 0326 Boston, MA 02116 (617) 662-3968

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Scottish Widows Investment Partnership Ltd., Edinburgh One, 60 Morrison Street, Edinburgh EH38BE Scotland (records relating to its functions as investment advisor)
Contact: David Sanderson, 011-44-131-655-7190

ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver, Colorado 80203 (records relating to its functions as Principal Underwriter) Contact: JoEllen Legg, (303) 623-2577

Boston Financial Data Services, Inc., 2 Heritage Drive, North Quincy, Massachusetts 02171 (records relating to its functions as transfer agent) Contact: Steve LaRonde, (617) 483-2590

State Street Bank and Trust Company, Two Avenue de Lafayette, 4th Floor, Boston, MA 02111 (records relating to its functions as administrator) Contact: Joseph Viselli, (617) 662-1264

State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, Massachusetts 02171 (records relating to its functions as custodian) Contact: Peter Springer, (617) 985-8757

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☑ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☑ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

State of Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Scottish Widows Investment Partnership Ltd. Edinburgh One 60 Morrison Street Edinburgh EH38BE Scotland

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es): (b) Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes ☑ No

If Yes, for each UIT state:
Name(s):

File No.:

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑ Yes ☐ No

If Yes, state the date on which the board vote took place: August 19, 2008

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes ☑ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:
          Under the Amended and Restated Declaration of Trust, the liquidation of any particular series or class thereof as well as the termination of the Scottish Widows Investment Partnership Trust may be authorized at any time by vote of a majority of the Trustees then in office. Such a vote was taken at the August 19, 2008 meeting of the Board of Trustees.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

September 24, 2008

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☑ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

3%. Pursuant to Rule 17a-5 under the Investment Company Act of 1940 (the “Act”), the in kind distribution to shareholders in connection with the liquidation of the fund was made pro rata among the fund’s shareholders without giving any election to any shareholder as to the specific assets that such shareholder would receive. Accordingly, this in kind distribution is not deemed to involve a sale or purchase as those terms are used in Section 17(a) of the Act.
17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Not applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑ Yes ☐ No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?
☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☑ Yes ☐ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

The Fund has remaining liabilities for legal ($910), transfer agency termination fee ($50,000), custody ($2,225) and printing services ($400) totaling $53,535.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

Scottish Widows Investment Partnership Ltd., the fund’s investment adviser, has agreed to pay the outstanding liabilities of the Scottish Widows Investment Partnership Trust.

IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$16,317
(ii) Accounting expenses:	$0
(iii) Other expenses (list and identify separately):
- BFDS Termination Fee	$50,000

(iv) Total expenses (sum of lines (i)-(iii) above):	$66,317
(b)	How were those expenses allocated?

See below.

(c)	Who paid those expenses?

Scottish Widows Investment Partnership Ltd., the fund’s investment adviser, assumed all of the expenses in connection with the liquidation, except for brokerage fees and brokerage expenses associated with the liquidation.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Scottish Widows Investment Partnership Trust, (ii) he is the President of Scottish Widows Investment Partnership Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John Brett
John Brett
President